Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

Guardian Technologies International, Inc.

We consent to the use of our audit report, dated March 28, 2007, on the consolidated balance sheets of Guardian Technologies International, Inc. (Company) as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders’ equity and cash follow for each of the three years in the period ended December 31, 2006, included in the Company’s Form 10-K for the year ended December 31, 2006 (filed March 29, 2007), which is incorporated by reference into the Company’s Registration Statement on Form S-8, expected to be filed on or about September 13, 2007.

/S/ Goodman & Company, L.L.P

Norfolk, Virginia

September 13, 2007